Exhibit 99.1

Company Contacts:

Katia Fontana

Vice President and Chief Financial

Officer

(514) 397-2592

For all press and media inquiries,

please contact:

OverCat Communications

Audrey Hyams Romoff, ahr@overcat.com,

(647) 223-9970

Gillian DiCesare, gd@overcat.com,

(647) 223-5590

Chelsea Brooks, cb@overcat.com,

(289) 221-6006

BIRKS GROUP REPORTS ITS FISCAL 2021 RESULTS

Montreal, Quebec. June 17, 2021 - Birks Group Inc. (the “Company” or “Birks Group”) (NYSE American: BGI), today reported its financial results for the fiscal year ended March 27, 2021.

Highlights

All figures presented herein are in Canadian dollars.

The Company’s financial results for the fiscal year ended March 27, 2021 were significantly impacted by the COVID-19 pandemic, most notably by the temporary closure of certain of the Company’s stores at intermittent periods during fiscal 2021 as a consequence of the restrictions imposed by provincial governmental authorities.

During the fiscal year ended March 27, 2021, or fiscal 2021, the Company achieved net sales of $143.1 million, a decrease of $26.3 million, or 15.5%, from the fiscal year ended March 28, 2020, or fiscal 2020, yielding gross profit of $56.4 million, a decrease of $8.1 million, or 12.6%, compared to fiscal 2020, as a direct result of the negative impacts of COVID-19.

Gross profit as a percentage of sales was 39.4%, an increase of 130 basis points from the gross profit as a percentage of sales of 38.1% in fiscal 2020. Despite the decline in sales and gross profit volumes, the Company was able, through its proactive management of the impact of the pandemic, to control costs. Total operating expenses were $59.2 million in the fiscal year ended March 27, 2021, representing a decrease of $11.8 million, or 16.6%, as compared to fiscal 2020. The Company’s fiscal 2021 EBITDA(1) was $2.6 million, an increase of $4.3 million compared to EBITDA(1) of negative $1.7 million for fiscal 2020.

As of June 17, 2021, 20 of the Company’s 29 stores are open, albeit at reduced operating hours. The remaining nine stores, all located in Ontario, are expected to remain closed for in-person shopping in accordance with the Ontario government’s orders until at least July 6, 2021.

Mr. Jean-Christophe Bédos, President and Chief Executive Officer of Birks Group, commented: “I am very proud of how we have navigated through the challenges brought about by COVID-19 during the past fiscal year and I believe that our results reflect the agility, hard work and adaptability of our employees as we ended the year stronger than we started. In response to the pandemic, our teams reacted very quickly to ensure that we continuously met the evolving needs of our customers throughout these unprecedented times, including the improvement of our omni-channel offering which was reflected in the 201% increase in our e-commerce sales during fiscal 2021.”

Mr. Bédos further commented: “Thanks to our disciplined approach at managing liquidity, our focus on cost containment and our emphasis on generating revenues from our retail network while open under strict health and safety protocols, our concierge service, and our e-commerce business, as well as the continued support from our key stakeholders and partners, we have been able to achieve improved results in fiscal 2021 as compared to last year. Looking forward, I believe that the actions we have taken since the start of the pandemic and our lessons learned have placed the Company in a stronger position in terms of customer focus and dedication, innovation, and productivity which we can leverage to fuel long-term growth.”

Financial overview for the fiscal 2021:

•

Net sales were $143.1 million for fiscal 2021, a decrease of $26.3 million, or 15.5% compared to net sales of $169.4 million in fiscal 2020. The decrease in net sales in fiscal 2021 was primarily attributable to the effects of COVID-19, and the resulting temporary closures of all stores across the retail channel, which were in effect throughout the first quarter of fiscal 2021 and the temporary closures of certain stores (in Ontario, Québec and Manitoba) at intermittent periods throughout the fiscal year including during the third and fourth quarters of fiscal 2021. The overall decrease was partially offset by strong e-commerce sales, growing by 201% and representing approximately 4.9% of total net sales, as compared to approximately 1.4% in fiscal 2020.

•	Comparable store sales decreased by 14.3% compared to fiscal 2020 driven primarily by the temporary store closures in fiscal 2021 due to the COVID-19 pandemic.

•

Gross profit was $56.4 million, or 39.4% of net sales, for fiscal 2021 compared to $64.5 million, or 38.1% of net sales, for fiscal 2020. This decrease was primarily due to the reduction of sales volume caused by COVID-19, partially offset by an improvement of gross margin of 130 basis points. The increase of 130 basis points in gross margin percentage was mainly attributable to the Company’s strategic focus on reducing sales promotions and discounting, and foreign currency gains due to the strengthened Canadian dollar, partially offset by a shift in product sales mix towards branded timepieces.

•

SG&A expenses were $53.7 million, or 37.5% of net sales, in fiscal 2021 compared to $65.9 million, or 38.9% of net sales, in fiscal 2020. SG&A expenses in fiscal 2021 decreased by $12.2 million versus SG&A expenses in fiscal 2020. This decrease was driven primarily by the effects of COVID-19 and various cost containment initiatives undertaken by management including lower occupancy costs ($3.5 million) driven by the negotiation of rent abatements with the Company’s landlords, lower compensation costs ($6.5 million) driven by the impact of temporary lay-offs, reduced operating hours at retail locations, lower sales commissions due to the decrease in net sales, and temporary wage reductions at the corporate head office, wage subsidies ($1.4 million) and rent subsidies ($0.5 million), lower credit cards fees ($0.7 million) due to lower sales volume, lower marketing costs ($1.0 million) and lower general operating costs ($2.5 million) driven by cost containment measures. These year-over-year reductions in SG&A expenses were partially offset by the impact of the revaluation of certain deferred stock units, restricted stock units and share appreciation rights which increased the Company’s non-cash stock based compensation expense ($3.6 million) during the year due to the fluctuations in the Company’s stock price during the fiscal year. As a percentage of sales, SG&A expenses in fiscal 2021 have decreased by 140 basis points as compared to fiscal 2020.

•

The Company’s fiscal 2021 EBITDA(1) was $2.6 million, an increase of $4.3 million compared to EBITDA(1) of negative $1.7 million for fiscal 2020. Adjusted EBITDA(1) for fiscal 2021 was $2.6 million, an increase of $4.0 million compared to adjusted EBITDA(1) of negative $1.4 million for fiscal 2020.

•

The Company’s fiscal 2021 reported operating loss from continuing operations was $2.8 million, an improvement of $3.7 million compared to a reported operating loss from continuing operations of $6.5 million for fiscal 2020. Adjusted operating loss(1) from continuing operations was $2.8 million, a decrease of $3.4 million compared to an adjusted operating loss(1) from continuing operations of $6.2 million in fiscal 2020.

•

The Company recognized a net loss for fiscal 2021 of $5.8 million, or $0.32 per share, all of which was comprised of a net loss from continuing operations, compared to a net loss for fiscal 2020 of $12.8 million, or $0.71 per share, comprised of a net loss from continuing operations of $12.2 million or $0.68 per share, and a net loss from discontinued operations of $0.6 million, or $0.03 per share.

(1)	This is a non-GAAP financial measure defined below under “Non-GAAP Measures” and accompanied by a reconciliation to the most directly comparable GAAP financial measure.

About Birks Group Inc.

Birks Group is a leading designer of fine jewellery, timepieces and gifts and operator of luxury jewellery stores in Canada. As of June 17, 2021, the Company operates twenty-six stores under the Maison Birks brand in most major metropolitan markets in Canada, one retail location in Calgary under the Brinkhaus brand, one retail location in Vancouver operated under the Graff brand and one retail location in Vancouver under the Patek Philippe brand. Bijoux Birks fine jewellery collections are also available through Mappin & Webb and Goldsmiths locations in the United Kingdom in addition to several jewellery retailers across North America, including Mayors Jewelers, as well as select SAKS Fifth Avenue locations. Birks was founded in 1879 and has become Canada’s premier retailer and designer of fine jewellery, timepieces and gifts. Additional information can be found on Birks’ web site, www.birks.com.

NON-GAAP MEASURES

The Company reports financial information in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). The Company’s performance is monitored and evaluated using various sales and earnings measures that are adjusted to include or exclude amounts from the most directly comparable GAAP measure (“non-GAAP measures”). The Company presents such non-GAAP measures in reporting its financial results to investors and other external stakeholders to provide them with useful complimentary information which will allow them to evaluate the Company’s operating results using the same financial measures and metrics used by the Company in evaluating performance. The Company does not, nor does it suggest that investors and other external stakeholders should, consider non-GAAP measures in isolation from, or as a substitute for, financial information prepared in accordance with U.S. GAAP. These non-GAAP measures may not be comparable to similarly-titled measures presented by other companies. In addition to our results determined in accordance with U.S. GAAP, we use non-GAAP measures including: “EBITDA”, “adjusted operating expenses”, “adjusted operating loss” and “adjusted EBITDA”.

EBITDA

“EBITDA” is defined as net income (loss) from continuing operations before interest expense and other financing costs, income taxes expense (recovery) and depreciation and amortization.

Adjusted operating expenses, adjusted operating loss & adjusted EBITDA

The Company evaluates its operating earnings performance using financial measures which exclude expenses associated with operational restructuring plans and impairment losses. The Company believes that such measures provide useful supplemental information with which to assess the Company’s results relative to the corresponding period in the prior year and can result in a more meaningful comparison of the Company’s performance between the periods presented. The table below provides a reconciliation of the non-GAAP measures presented to the most directly comparable financial measures calculated with GAAP.

Total Adjusted Operating Expenses
	For the fiscal year ended
($000’s)	March 27, 2021	March 28, 2020	March 30, 2019
Total operating expenses (GAAP measure)	59,171	71,021	72,193
as a % of net sales	41.4%	41.9%	47.8%
Remove the impact of:
Restructuring costs (a)	—	—	(1,182)
Impairment of long-lived assets (b)	—	(309)	(46)

Total adjusted operating expenses (non-GAAP measure)	$59,171	$70,712	$70,965

as a % of net sales	41.4%	41.7%	47.0%

Adjusted operating income (loss)
	For the fiscal year ended
($000’s)	March 27, 2021	March 28, 2020	March 30, 2019
Operating income (loss) (GAAP measure)	(2,821)	(6,544)	(13,616)
as a % of net sales	-2.0%	-3.9%	-9.0%
Add the impact of:
Restructuring costs (a)	—	—	1,182
Impairment of long-lived assets (b)	—	309	46

Adjusted operating income (loss) (non-GAAP measure)	$(2,821)	$(6,235)	$(12,388)

as a % of net sales	-2.0%	-3.7%	-8.2%

EBITDA & Adjusted EBITDA
	For the fiscal year ended
($000’s)	March 27, 2021	March 28, 2020	March 30, 2019
Net income (loss) from continuing operations (GAAP measure)	(5,838)	(12,227)	(18,305)
as a % of net sales	-4.1%	-7.2%	-12.1%
Add the impact of:
Interest expense and other financing costs	3,017	5,683	4,689
Income taxes expense (recovery)	—	—	—
Depreciation and amortization	5,458	4,845	3,859

EBITDA (non-GAAP measure)	$2,637	$(1,699)	$(9,757)

as a % of net sales	1.8%	-1.0%	-6.5%

Add the impact of:
Restructuring costs (a)	—	—	1,182
Impairment of long-lived assets (b)	—	309	45

Adjusted EBITDA (non-GAAP measure)	$2,637	$(1,390)	$(8,530)

as a % of net sales	1.8%	-0.8%	-5.6%

(a)	Expenses associated with the Company’s operational restructuring plan
(b)

Non-cash impairment of long-lived assets in fiscal 2020 related to leasehold improvements that are associated to store leases that have a possibility of early lease termination. Non-cash impairment of long-lived assets in fiscal 2019 relate to leasehold improvements that are associated with a retail location due to the projected operating performance of the location.

Forward Looking Statements

This press release contains forward- looking statements which can be identified by their use of words like “plans,” “expects,” “believes,” “will,” “anticipates,” “intends,” “projects,” “estimates,” “could,” “would,” “may,” “planned,” “goal,” and other words of similar meaning. All statements that address expectations, possibilities or projections about the future, including without limitation, statements about the lessons learned from the pandemic and the Company’s position going forward with respect to customer focus and dedication, innovation, and productivity, our strategies for growth, expansion plans, sources or adequacy of capital, expenditures and financial results are forward-looking statements.

Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward- looking statements and no assurance can be given that the Company will meet the results projected in the forward-looking statements.

These risks and uncertainties include, but are not limited to the following: (i) the magnitude and length of economic disruption as a result of the worldwide novel coronavirus (COVID-19) outbreak, including its impact on macroeconomic conditions, generally, as well as its impact on the results of operations and financial condition of the Company and the trading price of its shares; (ii) a decline in consumer spending or deterioration in consumer financial position; (iii) economic, political and market conditions, including the economies of Canada and the U.S., which could adversely affect the Company’s business, operating results or financial condition, including its revenue and profitability, through the impact of changes in the real estate markets, changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (iv) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; (v) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program; (vi) the Company’s ability to execute its strategic vision; (vii) the Company’s completion of the filing requirements for the Canada Emergency Rent Subsidy; and (viii) the Company’s ability to invest in and finance capital expenditures.

Information concerning factors that could cause actual results to differ materially is set forth under the captions “Risk Factors” and “Operating and Financial Review and Prospects” and elsewhere in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 17, 2021 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

BIRKS GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS - AUDITED

	Fiscal Year Ended
	March 27, 2021	March 28, 2020	March 30, 2019
	(In thousands, except per share amounts)

Net sales	$143,068	$169,420	$151,049
Cost of sales	86,718	104,943	92,472

Gross profit	56,350	64,477	58,577

Selling, general and administrative expenses	53,713	65,867	67,106
Restructuring charges	—	—	1,182
Depreciation and amortization	5,458	4,845	3,859
Impairment of long-lived assets	—	309	46

Total operating expenses	59,171	71,021	72,193

Operating loss	(2,821)	(6,544)	(13,616)
Interest and other financial costs	3,017	5,683	4,689

Loss from continuing operations	(5,838)	(12,227)	(18,305)
Income taxes (benefits)	—	—	—

Loss from continuing operations	(5,838)	(12,227)	(18,305)

Discontinued operations:
Loss income from discontinued operations, net of tax	—	(552)	(381)
Gain on disposal of discontinued operations	—	—	—

Net (loss) income from discontinued operations, net of tax	—	(552)	(381)

Net (loss) income	$(5,838)	$(12,779)	$(18,686)

Weighted average common shares outstanding:
Basic	18,005	17,968	17,961
Diluted	18,005	17,968	17,961

Net (loss) income per common share:
Basic	$(0.32)	$(0.71)	$(1.04)
Diluted	(0.32)	(0.71)	(1.04)

Net (loss) income from continuing operations per common share:
Basic	$(0.32)	$(0.68)	$(1.02)
Diluted	(0.32)	(0.68)	(1.02)

BIRKS GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS – AUDITED

	As of
	March 27, 2021	March 28, 2020
	(In thousands)

Assets
Current assets:
Cash and cash equivalents	$1,807	$565
Accounts receivable and other receivables	7,307	6,019
Inventories	97,789	101,899
Prepaids and other current assets	2,044	2,007

Total current assets	108,947	110,490

Long-term receivables	5,673	4,538
Property and equipment	24,496	26,613
Operating lease right-of-use asset	57,670	64,069
Intangible assets and other assets	4,894	4,942

Total non-current assets	92,733	100,162

Total assets	$201,680	$210,652

Liabilities and Stockholders’ Equity
Current liabilities:
Bank indebtedness	$53,387	$58,035
Accounts payable	37,975	48,183
Accrued liabilities	11,209	4,661
Current portion of long-term debt	2,960	64
Current portion of operating lease liabilities	6,298	5,823

Total current liabilities	111,829	116,766

Long-term debt	23,062	16,217
Long-term portion of operating lease liabilities	66,713	72,636
Other long-term liabilities	1,498	1,623

Total long-term liabilities	91,273	90,476
Stockholders’ equity (deficiency):
Class A common stock – no par value, unlimited shares authorized, issued and outstanding 10,610,973 (10,252,911 as of March 28, 2020)	37,361	35,613
Class B common stock – no par value, unlimited shares authorized, issued and outstanding 7,717,970	57,755	57,755
Preferred stock – no par value, unlimited shares authorized, none issued	—	—
Additional paid-in capital	18,259	19,131
Accumulated deficit	(114,700)	(108,862)
Accumulated other comprehensive loss	(97)	(227)

Total stockholders’ equity (deficiency)	(1,422)	3,410

Total liabilities and stockholders’ equity	$201,680	$210,652